HUME, KIERAN

Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

Tuesday, November 5, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (November 5, 2002: Parkland Reports Strong Quarterly Results and First Distributions as a Fund), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser
Associate

Encl.

PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Tuesday, November 5, 2002

PARKLAND REPORTS STRONG QUARTERLY RESULTS AND FIRST DISTRIBUTIONS AS A FUND

Red Deer, November 5, 2002 – Parkland Income Fund today announced its business highlights and financial results for the period ended September 30, 2002, our first quarter as an income fund. The business environment for the marketing of transportation fuels across western Canada remained positive, and growing merchandise sales at the Fund's convenience stores provided an increasing contribution to cash flow.

	Three Months Ended September 30,		
Unaudited	2002	2001	2000
Sales Volumes, refined products			
(Millions of litres)	259	240	258
Revenue (Millions)	$ 141.0	$ 131.4	$ 134.4
EBITDA (000's) *	$ 9,454	$ 10,852	$ 5,710
Cash Flow (000's) ** ***	$ 9,195	$ 7,747	$ 3,833
Per Unit – Basic	$ 0.76	$ 0.71	$ 0.35
Per Unit – Diluted	$ 0.76	$ 0.70	$ 0.34
Net Earnings (000's) ** ***	$ 7,475	$ 5,028	$ 2,170
Per Unit – Basic	$ 0.62	$ 0.46	$ 0.20
Per Unit – Diluted	$ 0.62	$ 0.45	$ 0.19

* EBITDA and cash flow are not defined measures under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization. Cash Flow is EBITDA less interest expense and income taxes.

** In 2002, Parkland operated as a Fund with no income tax provision. In fiscal 2001 and 2000, Parkland operated as a corporation and accordingly income taxes were deducted in arriving at cash flow and net earnings amounts.

*** 000's except per unit numbers

Cash flow from operations was $9.2 million for the three months ended September 30, 2002 and, after deducting maintenance capital outlays of $0.8 million, provided $8.4 million of cash available for distributions. Actual and accrued distributions for the period totaled $5.1 million, leaving the Fund with $3.3 million of cash available for operating requirements, capital expenditures and distributions in future periods.

It is the Fund's policy to pay level monthly distributions throughout the year. Distributions have been targeted at $0.14 per unit per month, with the first three distributions paid on August 15, September 15 and October 15, 2002. We have declared distributions for the month of October to be paid on November 15, 2002 of $0.14 per unit. These payments equate to $1.68 per unit or $20.4 million on an annualized basis with 12,126,713 units outstanding at June 30, 2002.

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015

To be consistent with other income funds, the fiscal year end of the Fund will be December 31 versus June 30 as was previously reported by Parkland Industries Ltd. Prior year financial results follow the continuity of interest basis of accounting as if Parkland had always been an income fund. Accordingly, numbers that were previously reported on a per share basis are restated to account for the 2 for 1 exchange in the conversion process. In the current quarter, cash flow and net earnings reflect the absence of income taxes in the Fund structure. In the prior years, normal corporate income taxes were recorded.

Three Months Ended September 30, 2002

Revenue and sales volumes increased during the quarter over the prior year. Both our Fas Gas retail and Race Trac wholesale businesses contributed to these increases. Retail prices tracked crude oil costs which were approximately $0.02 per litre higher than the comparative period in 2001.

Average gross margins on fuel sales were slightly lower than the prior year which had featured historically unprecedented wholesale margins across most of North America in September, 2001. Merchandise gross margins improved to $1.6 million for the current quarter compared to $1.0 million the prior year. Gross margins averaged in excess of 25% of merchandise sales for both periods. By December 31, 2002, Short Stop will be operating 28 new or renovated convenience stores.

EBITDA for the current year was $9.5 million. The decline of $1.4 million from the prior year's total of $10.9 million was due to an anticipated reduction in average fuel gross margins from last year's record levels.

Capital expenditures totaled $3.0 million including $0.8 million in the maintenance category and $2.2 million in the growth category. Growth expenditures focused primarily on the construction of new convenience stores.

At September 30, 2002, the cash balance was $6.3 million, net working capital remained strong at $8.6 million and long-term debt declined by $0.9 million to $14.7 million. The strength of the Fund's balance sheet provides ongoing resources to fund growth opportunities and provide continuity of distributions to unitholders.

Andrew B. Wiswell, President and CEO, said "the financial results for the quarter fully met expectations and position us well to meet our key objective of delivering consistent distributions to our unitholders".

As to the sale of the Bowden refinery, the Blood Tribe continues to seek approval from the Federal Government to create a reserve at the site, a key condition precedent to the sale.

Outlook

We are confident that the outlook remains positive for the period ending December 31, 2002 and that the cash generated by the Fund's operations, after allowing for normal maintenance capital expenditures, should meet or exceed the targeted distributions to unitholders. We continue to be committed to invest growth capital in our convenience stores and merchandise business as well as selectively acquiring or operating additional fuel sites in non-urban areas.

Conference Call

The Fund will conduct a conference call to discuss the financial results on November 7, 2002 at 9:00 a.m. MST (11:00 a.m. EST). We request that you pre-register by calling 1-800-662-7177. To participate in this conference call, please dial 1-866-521-6850 approximately 5 – 15 minutes prior to the start time. You will be greeted by an InterCall Administrator, asked for your name, Company name and telephone number, and then placed directly into the conference. At any time during the conference, dial *0 for immediate assistance from an InterCall Administrator.

A digital recording of the conference will be available for playback 2 hours after the end of the conference. This recording will be accessible for 7 days by dialing toll free at 1-800-365-8354 and entering passcode 5296.

Fund Description

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the Toronto Stock Exchange (PKI.UN).

This news release contains forward-looking statements concerning the anticipated performance of the Fund. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Fund undertakes no obligation to update forward-looking statements if conditions or opinions should change.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Fund news releases via e-mail, please request at corpinfo@parklandindustries.com)